Exhibit 12.1

Danaher Corporation

Statement Regarding Computation of Ratio of Earnings to Fixed Charges

(In Thousands, except ratio data)

	Full Year					3 Months Ended
	2002	2003	2004	2005	2006	March 30, 2007
Fixed Charges
Gross Interest Expense	$53,926	$59,049	$54,984	$44,933	79,829	27,453
Interest Element of Rental Expense	8,960	9,460	9,672	10,744	12,369	2,766

Total Fixed Charges	$62,886	$68,509	$64,656	$55,677	$92,198	$30,219

Earnings Available for
Fixed Charges:
Earnings before (a) income
taxes, and (b) accounting changes
and reduction of income tax	$657,468	$797,035	$1,057,717	$1,234,442	1,446,172	348,769
reserves related to previously
discontinued operation.
Add fixed charges	62,886	68,509	64,656	55,677	92,198	30,219

Total Earnings Available for Fixed Charges	$720,354	$865,544	$1,122,373	$1,290,119	$1,538,370	$378,988

Ratio of Earnings to Fixed Charges	11.5	12.6	17.4	23.2	16.7	12.5

NOTE:    These Ratios include Danaher Corporation and its consolidated subsidiaries. The ratio of earnings to fixed charges was computed by dividing earnings by fixed charges for the periods indicated, where “earnings” consist of (1) earnings before (a) income taxes, and (b) accounting changes and reduction of income tax reserves related to discontinued operations, plus (2) fixed charges, and “fixed charges” consist of (A) interest, whether expensed or capitalized, on all indebtedness, (B) amortization of premiums, discounts and capitalized expenses related to indebtedness, and (C) an interest component representing the estimated portion of rental expense that management believes is attributable to interest.